Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 16 DATED JULY 6, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Lasater Ranch Controlled Subsidiary - Crowley, TX

On June 29, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Lasater Ranch Controlled Subsidiary”) for an initial purchase price of approximately $49,000, which is the initial stated value of our equity interest in a new investment round in the Lasater Ranch Controlled Subsidiary (the “Lasater Ranch Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Lasater Ranch Controlled Subsidiary, for an initial purchase price of approximately $440,700 (the “Lasater Ranch Interval Fund Investment” and, together with the Lasater Ranch Growth VII eREIT Investment, the “Lasater Ranch Investment”). The Lasater Ranch Controlled Subsidiary used the proceeds of the Lasater Ranch Investment to acquire two (2) single family homes in the planned Lasater Ranch subdivision generally located at Crowley Plover Rd and Horn St in Crowley, TX. We anticipate the Lasater Ranch Controlled Subsidiary, or one of our affiliates, will purchase up to forty eight (48) homes in the Lasater Ranch subdivision (the “Lasater Ranch Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Lasater Ranch Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Lasater Ranch Growth VII eREIT Investment and initial tranche of the two (2) single family homes occurred concurrently.

The Lasater Ranch Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Lasater Ranch Growth VII eREIT Investment, we have authority to manage the Lasater Ranch Controlled Subsidiary, including the Lasater Ranch Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Lasater Ranch Investment, paid directly by the Lasater Ranch Controlled Subsidiary.

The total purchase price for the Lasater Ranch Property is anticipated to be approximately $11,400,000, an average of approximately $237,500 per home. The Lasater Ranch Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately eleven (11) homes per month, with full delivery of the remaining forty eight (48) homes by October 2021.

The Lasater Ranch Property will have a mix of unit types and floorplans, ranging from 1,552 square foot, 3 bedroom, 2 bath homes to 2,252 square foot, 4 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Lasater Ranch Property.

The following table contains underwriting assumptions for the Lasater Ranch Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Lasater Ranch Property	5.0%	3.4%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.